Mayer Brown LLP
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Chicago, Illinois 60606-4637

September 27, 2013	Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
VIA EMAIL AND EDGAR	www.mayerbrown.com

Jennifer López	Edward S. Best
Staff Attorney	Direct Tel +1 312 701 7100
U.S. Securities and Exchange Commission	Direct Fax +1 312 706 8106
100 F. Street, N.E.	ebest@mayerbrown.com
Washington, D.C. 20549

Re:                             Envestnet, Inc.
Registration Statement on Form S-1
Filed August 27, 2013
File No. 333-190852
Annual Report on Form 10-K for the Fiscal
Year Ended December 31, 2012
Filed June 14, 2013
File No. 001-34835
Definitive Proxy Statement on Schedule 14A
Filed June 28, 2013
File No. 001-34835

Dear Ms. López:

This letter is being furnished on behalf of Envestnet, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2013 to Judson Bergman, Chief Executive Officer of the Company, with respect to the above-referenced filings.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Accompanying this letter are selected pages to a pre-effective amendment to the above referenced Registration Statement (“Amendment No. 1”) addressing the Staff’s comment with respect to the Company’s previously filed Registration Statement, as discussed below, as well as certain other updating and conforming changes, and respectfully requests that the Staff consider the responses in this letter and draft Amendment No. 1 before the Company files Amendment No. 1.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Registration Statement on Form S-1

General

1.              Please note that we will coordinate any request for acceleration of effectiveness for your registration statement with resolution of all comments regarding your Form 10-K for the fiscal year ended December 31, 2012.

Company response: The Company acknowledges the Staff’s comment.

2.              We note the Form 8-K you filed on April 3, 2013, as amended, which disclosed the non-reliance on previously issued financial statements, the late filing of your Form 10-K for the period ended December 31, 2012 and your inability to use Form S-3 in the near term, among other things. In this regard, we note your registration statement on Form S-3 (file no. 333-185390) that was declared effective on January 7, 2013; please tell us your plans with regard to this registration statement.

Company response: The Company acknowledges its inability to use the Form S-3.  The Company does not currently intend to use the Form S-3 but will not make any final decision until completion of the offering contemplated by the Form S-1.

Prospectus Cover Page

3.              We note that you have listed your joint book-running managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Company response: The Company acknowledges the Staff’s comment and advises the Staff that each of the underwriters listed on the prospectus cover page is a “lead or managing underwriter” for purposes of the rules and regulations of the Commission. To clarify this, the Company will remove the phrases “Joint Book-Running Managers” and “Co-Managers” from the prospectus cover page. See the cover page of the prospectus proposed to be included in Amendment No. 1.

4.              Please revise to provide the disclosures regarding the offering price of the securities being registered required by Item 501(b)(3) of Regulation S-K. For example, your disclosure might include, if true, a statement that the registered securities may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Company response: The Company acknowledges the Staff’s comment and has included a section in the prospectus disclosing how the offering price is to be determined.  See page 17 of the prospectus proposed to be included in Amendment No. 1.

Risk Factors, page 14

5.              Please delete the antepenultimate sentence in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Company response: The Company acknowledges the Staff’s comment and has revised the disclosure.  See page 14 of the prospectus proposed to be included in Amendment No. 1.

Selling Stockholders, page 19

6.              Please note that we may have further comment upon completion of the “Number of Shares Offered” column of the Selling Stockholder table. In this regard, please revise to include this information as soon as possible.

Company response: The Company acknowledges the Staff’s comment and has revised the disclosure to include the number of shares offered by the Selling Stockholders.  See page 20 of the prospectus proposed to be included in Amendment No. 1.

7.              Please identify whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that if the securities are being offered by a broker-dealer, you must identify the broker-dealer as an underwriter unless the securities were issued as underwriting compensation. If a selling stockholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

Company response: The Company acknowledges the Staff’s comment.  Two selling stockholders are affiliates of a broker-dealer and the disclosure in the prospectus has been revised in response to the Staff’s comment.  See page 20 of the prospectus proposed to be included in Amendment No. 1.

8.              Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Upfront Ventures, Foundation Capital III, L.P., and Apex Investment Fund IV, L.P. Please refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Company response: The Company acknowledges the Staff’s comment and has revised the disclosure to include the natural persons with ultimate voting or investment control over shares held by the listed entities.  See pages 20 and 21 of the prospectus proposed to be included in Amendment No. 1.

Incorporation by Reference, page 34

9.              Please include the Current Report on Form 8-K filed on September 5, 2013 in the list of documents incorporated into the registration statement by reference. Refer to Item 12(a) of Form S-1. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement effective date.

Company response: The Company acknowledges the Staff’s comment and has revised the disclosure to include the Current Report on Form 8-K filed on September 5, 2013 in the list of documents incorporated into the Registration Statement by reference. See page 35 of the prospectus proposed to be included in Amendment No. 1.  The Company undertakes to incorporate each current and periodic report filed between the next amendment to the Registration Statement and the Registration Statement effective date.

Item 17. Undertakings, page II-3

10.       Please provide the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Company response: The Company acknowledges the Staff’s comment and has revised the undertakings to comply with Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.  See page II-3 of the prospectus proposed to be included in Amendment No. 1.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis, page 36

11.       Please expand your “Overview” discussion to include a discussion of the following:

•                  Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through acquisition; and

•                  Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management’s Discussion and Analysis of            Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov. and Item 303 of Regulation S-K.

Company response: The Company acknowledges the Staff’s comment and believes that its Annual Report on Form 10-K for the year ended December 31, 2012 adequately discloses material opportunities, challenges and risks as well as material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s financial condition, operating performance, revenues and/or income.  Nonetheless, the Company proposes to include in future MD&As disclosure of the following nature (updated as appropriate):

General Conditions and Trends Affecting Our Business

Our exposure to market risk is directly related to the market value of assets on our platform, as we earn revenues from assets under management (“AUM”) or administration (“AUA”) based upon a contractual percentage of AUM or AUA.  As a result, our net flows, revenues and profitability have been and could be further impacted negatively or positively by changes in overall market conditions going forward. The broad equity markets improved during 2012 compared to 2011, as the Nasdaq Composite Index, Standard & Poor’s 500 Index, and Dow Jones Industrial Average increased 16%, 13%, and 7%, respectively. During the year ended December 31, 2012 our AUM and AUA increased by $6.8 billion due to the overall favorable market impact.

Market Trends

The wealth management industry has experienced significant growth in terms of assets invested by retail investors in the past several years. According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $54.4 trillion as of December 31, 2012, up 7% from $50.6 trillion at December 31, 2011, and exceeding the 2007 peak of $52.2 trillion. As a leading provider of unified wealth management software and services to financial advisors, we believe we are well positioned to take advantage of favorable secular trends in the wealth management industry, including those described below:

Increase in independent financial advisors. Based on industry news reports, we believe that over the past several years an increasing percentage of financial advisors have elected to leave large financial institutions and start their own financial advisory practices or move to smaller, more independent firms. According to an analysis done by Cerulli Associates, the number of RIAs and dually-registered advisors increased 7% annually from 34,000 in 2006 to 47,000 in 2011.

Increased reliance on technology among independent financial advisors. In order to compete effectively in the marketplace, independent financial advisors are increasingly relying on technology service providers to help them provide comparable services cost effectively and efficiently.

Increased use of fee-based investment solutions. Based on our industry experience, we believe that in order for financial advisors to effectively manage their clients’ assets, they are seeking account types that offer the flexibility to choose among the widest range of investment solutions. Financial advisors typically charge their fees for these types of flexible accounts based on a percentage of assets rather than on a commission or other basis.

Our Growth Strategy

We serve the fastest growing segments of the wealth management industry.  We intend to grow by increasing our advisor base, increasing the share of our clients’ business on the Envestnet platform, expanding our services utilized by each advisor and obtaining new enterprise clients through the use of marketing and internal sales personnel.

In addition, we intend to selectively pursue acquisitions, investments and other relationships that we believe can enhance the attractiveness of our technology platform or expand our client base. Acquisitions involve a number of risks, including our ability to integrate acquired companies into ours in an effective and timely manner. We have historically financed our acquisitions with available cash; however, the financing of future acquisitions could result in dilution from issuing equity securities or a weakening of our balance sheet from using available cash or incurring debt.

Definitive Proxy Statement on Schedule 14A filed June 28, 2013

Executive Compensation, page 20

Incentive Compensation, page 23

12.       We note your disclosure that incentive compensation is “based on a target percentage of gross sales.” Please tell us the target percentage of gross sales used to calculate incentive compensation in 2012. Please also explain how you determine the amounts to be paid to eligible employees, such as whether such amounts are based upon a pre-determined formula (i.e., percentage of salary, etc.) depending upon whether the target is achieved. Please also explain how you determine who is eligible to receive such compensation; we note your indication that Mr. Crager was the only executive officer who received Incentive Compensation and yet $4.3 million was earned in 2012. Your disclosure on page 22 indicates that such compensation is “to reward executives” and yet no other executive received such compensation. Please advise or revise and, if the latter, tell us what your future disclosure will look like.

Company response: The Company acknowledges the Staff’s comment. Incentive compensation is based on a target percentage of gross sales, but the total amount of incentive compensation is not an exact percentage of gross sales. For the purposes of determining the total amount available for incentive compensation, the Company estimates its new fee revenue based on gross sales.  The

Company does this by calculating the average fee paid on all of its products, taking into account differing fee rates on the various products its sells and various fee schedules related to different client programs. The average will also vary by region due to the mix of clients and products within each region.  In 2012, the Company targeted 13% of such estimated fee revenue to be used for total incentive compensation, with discretion to award total incentive compensation of up to an additional 1.5% of estimated fee revenue.

The Company’s chief executive officer, president and chief financial officer, acting together, have the discretion to determine which employees are eligible to receive incentive compensation and to award the specific amounts of such incentive compensation to these eligible employees.  In exercising their discretion, these three officers annually establish a framework of percentages of the total available amount that is to be paid to different categories of employees, but there is no pre-determined formula.

Incentive Compensation is intended to reward eligible employees, some, but not all of whom may be executive officers. For the year ended December 31, 2012, only one named executive officer was eligible to receive, and did receive, incentive compensation during such year.  In future filings the Company change the disclosure corresponding to the statement on page 22 that now reads “Incentive Compensation, which is intended to reward executives for gross sales” to “Incentive Compensation, which is intended to reward eligible employees for gross sales.”

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100.

Sincerely,

/s/ Edward S. Best

Edward S. Best

cc:                                Mara L. Ransom, Securities and Exchange Commission
Judson Bergman, Envestnet, Inc.

Peter D’Arrigo, Envestnet, Inc.
Chris Curtis, Envestnet, Inc.
Shelly O’Brien, Envestnet, Inc.
Matthew Majoros, Envestnet, Inc.